August 10, 2018

Mr. Andrew Mew
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Norfolk Southern Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 5, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
   Filed April 25, 2018
Commission File Nos. 001-08339

Dear Mr. Mew:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comments in its letter to Cynthia C. Earhart dated June 27, 2018, but received July 31, 2018 (which comments have been reproduced here in italics).

Form 10-K for the Fiscal Year Ended December 31, 2017
Market Risks, page K-29

1.
We note that you are exposed to market risk related to the fluctuations of interest rates on your fixed and floating-rate debt instruments, i.e. interest rate risk. Please revise your future filings to disclose the interest rate risk with respect to your fixed rate debt instruments using one of the three disclosure alternatives as prescribed under Item 305(a) of Regulation S-K.

As you have recognized, we are exposed to interest rate risk on our floating-rate debt instruments and have provided sensitivity analysis disclosures as prescribed by Item 305(a)(1)(ii) of Regulation S-K. With respect to our fixed-rate debt instruments, we have provided certain information related to market risks within the notes to the financial statements in our Form 10-K as follows:

•
Page K47 within Item 8. Financial Statements and Supplementary Data, Footnote #4 “Fair Value Measurements” under the heading “Fair Values of Financial Instruments.” This tabular disclosure includes the carrying amount and fair value of our fixed-rate debt instruments.

•
Pages K52 and K53 within Item 8. Financial Statements and Supplementary Data, Footnote #8 “Debt.” This tabular disclosure specifies the contractual terms including the maturity dates and interest rates of the various fixed-rate debt instruments. In addition, the disclosure includes the expected cash flows from these fixed-rate debt instruments for each of the next five years and the remaining years in aggregate.

In response to the Staff’s comment, in future filings we will include a sensitivity analysis related to our fixed-rate debt instruments within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Market Risks.”

Form 10-Q for the Fiscal Period Ended March 31, 2018
Note 1 – Railway Operating Revenues, page 7

2.
We note from risk factor disclosure on page K-12 of the 2017 Form 10-K that you have collaborative relationships with connecting carriers (including shortlines and regional railroads) with respect to, among other matters, freight rates, revenue division, car supply and locomotive availability, data exchange and communications, reciprocal switching, interchange, and trackage rights. Please explain to us in more detail the terms of these collaborative arrangements with the connecting carriers and advise us how you account for these arrangements under ASC 606. In this regard, please clarify if the services provided by the connecting carriers are separate performance obligations. Reference ASC 606-10-25-21 and ASC 606-10-50-12(c). Also, provide us with your analysis regarding whether you are the principal or agent for these services. Reference ASC 606-10-55-36 through 39 and ASC 606-10-50-12(c).

As disclosed on page 7 of our Form 10-Q and based on the guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606 “Revenue from Contracts with Customers,” we have determined that a performance obligation arises when a customer submits a bill of lading to NS for the transport of goods. These performance obligations are satisfied as a shipment moves from origin to destination.

The collaborative relationships with connecting carriers that we reference within the Risk Factors section of our Form 10-K are commonly referred to as interline transactions, where freight is moved from origin to destination utilizing two or more railroads. When we enter into a contract with a customer to move freight that includes another rail carrier, we view the segment that a carload moves over the NS portion of the route as our distinct performance obligation. The customer receives and consumes the benefit of the transportation services as the commodity is transported over the route, and the services we provide are deemed to be distinct within the context of the contract.

For these interline transactions NS and the customer agree to a price for the entire move (both our portion and the other carrier’s portion) and then NS and the other carrier agree to a “division” of that price as well as a point of interchange where the other carrier will take possession of the freight. We have determined that NS is acting as an agent in these transactions based on the guidance in FASB ASC 606-10-55-36 through -39.

NS is responsible for the movement of the railcars for its portion of the move to the point of interchange. Upon delivery to the other carrier, that carrier is contractually responsible for the remainder of the move from the point of interchange. In addition, NS has the inventory risk of physical loss for its portion of the move, while the other carrier bears that inventory risk for its portion of the move. Finally, as stated above, the compensation received by the other carrier is a negotiated division of the revenue. Accordingly, we are recognizing revenue on a net basis (that is, net of the other carrier’s division).

3.
We note from your MD&A discussion on page 20 that most of your contracts include negotiated fuel surcharges, typically tied to other [sic] On-Highway Diesel (OHD) or West Texas Intermediate Crude Oil (WTI). Please provide us more details regarding the nature of these charges. Also, explain to us how you estimate the surcharge amount and whether you consider it variable consideration. Reference ASC 606-10-32-2 and ASC 606-10-50-20.

NS includes negotiated fuel surcharges in its transportation contracts as part of the all-in price it charges for moving a customer’s freight. The specific terms of the fuel surcharges are defined in each customer’s transportation contract and when triggered, are calculated based on the average price of either West Texas Intermediate Crude Oil (WTI) or On-Highway Diesel (OHD). More specifically, a fuel surcharge is assessed to a customer, either as a percentage of the freight charge or based on the mileage the freight is moved, when the average price of either WTI or OHD as calculated based on a defined average price from a historical period (e.g., previous week, previous month, etc.) exceeds the defined “trigger” point within the contract. As noted on page 20 of our Form 10-Q, these charges totaled approximately $131 million for the quarter ended March 31, 2018, or about 5% of total revenue.

The fuel surcharges are not considered variable consideration as defined by FASB ASC 606-10-32-5 through -9, because the fuel surcharge amount is fixed and is not contingent on the occurrence or nonoccurrence of a future event at the time the freight is moved and is therefore a component of the transaction price.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we believe we have responded fully to the Staff's comments. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

  /s/ Thomas E. Hurlbut
Thomas E. Hurlbut
Vice President and Controller
Norfolk Southern Corporation

cc:	Cynthia C. Earhart, Executive Vice President Finance and CFO